T CAPITAL FUNDING, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

Computation of net capital		
Total member's equity	$	897,456
Deductions and/or charges		
Non-allowable assets		54,172
Net capital	$	843,284
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	15,212
Due to affiliate		12,794
Aggregate indebtedness	$	28,006
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,867
Minimum dollar requirement		5,000
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement)	$	5,000
Excess net capital	$	838,284
Excess net capital at 1000 percent	$	837,284
Percentage - Aggregate indebtedness to net capital		3.32%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF
FORM X-17A-5 AS OF DECEMBER 31, 2015

No material differences exist in this computation of net capital and the computation included in the Company's FOCUS Report.